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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-67573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triago Americas Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue- 20th floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Boyar 917-696-0316
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz Sapper & Miller LLP
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 31 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kenneth Boyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triago Americas Inc., as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Arturo P Almeida
Notary Public, State of New Jersey
Reg. No. 2457861
My Commission Expires 05/17/2023

Notary Public

Signature

CFO, FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MARCH 31, 2019

KSM KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Triago Americas Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Triago Americas Inc. as of March 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Triago Amercias Inc. as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Triago Americas Inc.'s management. Our responsibility is to express an opinion on Triago Americas Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Triago Americas Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP

We have served as Triago Americas Inc.'s auditor since 2019.

New York, New York
May 30, 2019

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2019

ASSETS

Cash	$ 422,173
Restricted cash	401,565
Accounts receivable	5,754,710
Due from affiliates	46,522
Prepaid expenses and other current assets	85,337
Property and equipment (net of $169,418 accumulated depreciation)	3,983
Total Assets	$ 6,714,290

LIABILITIES

Accounts payable and accrued expenses	$ 50,326
Due to parent company	218,100
Subtenant rent security	80,295
Rent payable	13,442
Total Liabilities	362,163

STOCKHOLDERS' EQUITY

Common stock - no par value, authorized 1,000 shares, issued and outstanding 250 shares at stated value	1,100
Additional paid-in capital	3,017,975
Retained Earnings	3,333,052
Total Stockholders' Equity	6,352,127
Total Liabilities and Stockholders' Equity	$ 6,714,290

See accompanying notes to these financial statements

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

NOTES TO FINANCIAL STATEMENTS

NOTE A - Nature of Business and Summary of Significant Accounting Policies

Organization and Business

Triago Americas Inc. ("the Company"), which is a 99% owned subsidiary of Triago Management Development S.A., ("Management") provides services which are intended to include its assistance to clients in raising capital in the primary markets and in managing their positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As such, it is registered to do business in the state of New York and in various other states.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Rent Expense

For financial accounting purposes, the Company recognizes scheduled rent increases and the benefit of rent abatements over the term of the lease using the straight-line method.

Accounts Receivable

Trade accounts receivable from customers are based on the terms set forth in the invoices, and are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance is based on the Company's history of write-offs, the level of past due accounts and the relationships with, and the economic state of its customers. No allowance has been deemed necessary as of March 31, 2019.

(Continued)

NOTE A - Nature of Business and Summary of Significant Accounting Policies (Continued)

Property, Equipment and Depreciation

Property and Equipment is recorded at cost. Depreciation of property and equipment is computed on a straight-line basis. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

New Accounting Pronouncements Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services.

New Accounting Pronouncements Issued Not Yet Adopted

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the effect that implementation of the new standard will have on is financial position results of operations, and cash flows.

Revenue Recognition

On April 1, 2018, the Company adopted ASU 2014-09 and related amendment ASC 606. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB.

Based on the nature of the services performed, the Company records fee income and other revenues upon the closing of capital transactions, or when its consultation services are rendered and complete, or when the fee is not contingent upon the performance of future services by the Company, in each instance when it is determined that there are no uncertainties concerning the collection of such fees. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred. Any costs to obtain the client contracts are immaterial. There was no cumulative effect to be recognized from initially applying ASC 606 due to the new standard not resulting in a material change in policy of revenue recognition.

(Continued)

Gain/ Loss on Foreign Exchange

The Company adjusts its receivables at each month end to recognize any gain or loss in exchange rate fluctuation for those invoices originally in foreign currency. During this fiscal year, the Company had three clients who were invoiced in Euros or Pounds Sterling. This gain/loss account is used exclusively for this purpose and therefore is reflected in the revenues on the Statement of Operations. For the year ended March 31, 2019, the total net loss in this account was $214,670.

Commission Expense

Commission expense on the Company's primary securities placements are accrued when the placement fee is collected and are generally paid upon such collection subject to management's discretion and based upon the Company's financial condition and other factors considered by management at that time.

Income Taxes

The Company is in accordance with FASB ASC 740-10-50-8. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company has adopted the provisions of ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended March 31, 2019, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Subsequent Events

The Company has performed an evaluation of subsequent events through May 27, 2019 which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of March 31, 2019.

(Continued)

Concentration of Credit Risk

The Company maintains cash balances at one financial institution in the United States. The cash balances in the United States are covered by the Federal Deposit Insurance Corporation up to $250,000. As of March 31, 2019, the Company's cash deposits in the U.S. bank were approximately $824,000 of which $401,565 is restricted (see Note C) which exceeds the U.S. federally insured limit by approximately $574,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

NOTE B - Property and Equipment

Property and equipment at March 31, 2019 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$ 73,847	7
Telecom equipment	33,677	5
Computer equipment	45,948	5
Computer software	3,888	3
Leasehold improvements	16,041	Life of lease
Total	173,401	
Less accumulated depreciation	169,418	
Net	$ 3,983	

NOTE C - Commitments

Operating Lease

The Company leases office space in New York City through February 29, 2020. The lease provides for periodic increases of minimum rent, plus escalation charges. The average annual rent under this lease is approximately $212,000. Escalation charges of approximately relate to

At March 31, 2019, future minimum annual payments under this lease are due as follows:

Year ending March 31:

2020	203,068

(Continued)

Operating Lease (continued)

The Company signed a lease for a new space at the same address and occupancy is expected in October 2019. The landlord has forgiven any rent obligation on the current lease beginning with the time of occupancy. As per the new lease agreement, the Company has been asked to increase its letter of credit and has a contingent liability in favor of its landlord aggregating $401,565 as of March 31, 2019. The letter of credit is supported by a pledge of $401,565 as collateral to its financial institution. It is held in the Company's money market account. The collateral is treated as non-allowable restricted cash in computing its Net Capital and is reported as "Restricted cash" on the Statement of Financial Condition. Mantra Americas LLC, a related entity will be renting some of the new office space and as such, the Company has received a security deposit and as such is reflected in the Statement of Financial Condition as Subtenant Rent Security/

NOTE D - Income Taxes

At March 31, 2019, the Company has available remaining Federal net operating loss carryforwards for use in future years of approximately $2,397,000 along with temporary differences between the bases of certain assets and liabilities, specifically property and equipment, and rent payable for financial and tax reporting purposes, give rise to a deferred tax asset of approximately $861,000 which has been fully offset by a valuation allowance in the same amount. The allowance has been recorded since it cannot now be estimated that it is more likely than not that the Company will be able to utilize its carryforwards through future profitable operations. The net operating loss carryforwards begin to expire in 2036. The company will periodically evaluate the likelihood of realizing such asset and will adjust the valuation allowance, accordingly, based on those results.

The Company files its income tax returns on the cash basis. Due to the nature and timing of the client receivables, it is anticipated that the Company will have a substantial cash basis loss. As a result, there is no income tax provision on the Company's accounts for the year ended March 31, 2019.

The Company's income tax returns have not been examined by the taxing authorities since the Company's inception. The income tax returns for the years ended after March 31, 2015 are open to examination by the taxing authorities.

NOTE E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2019, the Company had net capital of $73,452, which was $50,204 in excess of the net required minimum capital of $23,248. Under certain circumstances, withdrawals of capital may be restricted.

(Continued)

NOTE F - Related Party Transactions

During the year ended March 31, 2019, $307,366 was charged for commissions relating to business referred by an affiliate which is another subsidiary of the parent company. In addition, the Company was also billed $460,000 in management fees by its parent company Triago Management Development for the fiscal year then ended.

As of March 31, 2019, amounts due from and to related parties were as follows:

	Due From:	Due To:
Triago Europe SAS - net	$ 46,360	
Triago UK Limited	162	
Triago Management Development SARL, net		$ 218,100
Total	$ 46,522	$ 218,100

The Company, its parent company and certain other entities affiliated with the parent company have entered into a credit agreement (the "Agreement") to provide funding as needed to any of the parties included in the Agreement. Amounts advanced on the Agreement bear interest of 3% and have no stated expiration. As of March 31, 2019, there is no outstanding balance under the Agreement.

NOTE G – Revenue Concentration and Credit Risk

For the year ended March 31, 2019, three customers accounted for approximately 84% of total revenue, each representing between 7% to 51% of the company's total revenues for the year then ended. At March 31, 2019, two customers accounted for approximately 83% of the Company's accounts receivable with the largest representing 59% of the total accounts receivable. Pursuant to the terms of contracts the Company has with certain customers, 100% of the Company's accounts receivable at March 31, 2019 is due between April 2019 and December 2021.

(Continued)

NOTE H – Employee Benefit Plan

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three-month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation. For the year ended March 31, 2019, the Company made matching contributions to the plan of approximately $58,100.

SUPPLEMENTARY SCHEDULES

SCHEDULE 1

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2019

Net Capital:

Total stockholders' equity before non-allowable assets		$ 6,352,127
Less: Accounts receivable	$ 5,754,710	
Restricted cash	401,565	
Due from affiliates	46,522	
Prepaid expenses	85,337	
Property and equipment – net	3,983	6,292,117
Add: Deferred Rent Liability		13,442
Net Capital before haircuts on securities positions		73,452
Net Capital		73,452
Aggregate Indebtedness		348,721
Minimum net capital required		23,248
Excess net capital		$ 50,204
Capital Ratio		
Aggregate indebtedness to net capital		4.75

Note: There are no material differences between the amounts presented above and the Company's corresponding latest filed unaudited amended part II of Form X-17a-5 as of March 31, 2019.

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

SCHEDULE 2 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

SCHEDULE 3 - INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Triago Americas Inc. Exemption Report

Triago Americas Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Triago Americas Inc.

I, Victor Quiroga, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Victor Quiroga
Title: Founding Partner, CCO
May 17, 2019

KSM KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm on the Exemption Report

To the Board of Directors
Triago Americas Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) Triago Americas Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Triago Americas Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Triago Americas Inc. stated that Triago Americas Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Triago Americas Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Triago Americas Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Katz, Sapper & Miller, LLP

New York, New York
May 30, 2019

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel 212.557.9800
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.